CORRESPONDENCE

     James Vandeberg
jvandeberg@ottolaw.com
206-262-9545

                                                                                                                                                                                        August 8, 2006

VIA OVERNIGHT DELIVERY and EDGAR

Carman Moncada-Terry
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 7010

Re:	Linux Gold Corp. (the “Company”)
Registration Statement on Form F-3 filed June 21, 2006
File Number 333-135183

Dear Ms. Moncada-Terry:

     This is in response to the staff’s comment letter of July 20, 2006 regarding the Registration Statement on Form F-3 filed on behalf of Linux Gold Corp. (the “Company”) on June 21 2006.

     Enclosed please find one copy of (i) Amendment 1 to the Form F-3 filed on EDGAR on August 9, 2006 and (ii) one copy of the marked version of such Form F-3. The only change is in Exhibit 5.1 and updating share price information.

     The response set forth below refers to the marked version of Amendment 1 to the Form F-3 filed herewith.

Exhibit 5.1

1.

We note the statement that “the foregoing opinion is subject to the qualification that we [sic] attorneys admitted to practice in the states of New York, California and Washington and we express no opinion as to any laws or any matters governed by any laws other than the laws of the states of New York, California and Washington and the federal laws of the United States applicable therein.” Please note that counsel must opine on the laws of the jurisdiction of incorporation of the registrant. Please obtain an unqualified opinion or, alternatively, obtain an opinion that specifically addresses the laws of the jurisdiction of incorporation of the registrant.

Response:

Comment complied with. Please see revised Exhibit 5.1

Please contact the undersigned with any further comments or confirm that the Staff will not have any further comments on the Form F-3. Thank you.

Sincerely,

The Otto Law Group, PLLC

James Vandeberg